Exhibit 99.1

Press Release, 1 November 2017

Interxion Reports Third Quarter 2017 Results

18% Year Over Year Revenue Growth and Strong Bookings

Driven By Growing Demand Across Our Target Segments

AMSTERDAM 1 November 2017 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced its results today for the three months ended 30 September 2017.

Financial Highlights

•	Revenue increased by 18% to €124.6 million (3Q 2016: €105.3 million).

•	Recurring revenue[1] increased by 17% to €117.4 million (3Q 2016: €100.0 million).

•	Net income decreased by 4% to €10.1 million (3Q 2016: €10.5 million).

•	Adjusted net income[2] increased by 24% to €10.7 million (3Q 2016: €8.6 million).

•	Earnings per diluted share decreased to €0.14 (3Q 2016: €0.15).

•	Adjusted earnings[2] per diluted share increased to €0.15 (3Q 2016: €0.12).

•	Adjusted EBITDA[2] increased by 16% to €56.2 million (3Q 2016: €48.3 million).

•	Adjusted EBITDA margin decreased to 45.1% (3Q 2016: 45.9%).

•	Capital expenditures, including intangible assets[3], were €75.2 million (3Q 2016: €64.5 million).

Press Release, 1 November 2017

Operating Highlights

•	Equipped space[4] increased by 1,900 square metres in the quarter to 118,900 square metres.

•	Revenue generating space[4] increased by 2,100 square metres in the quarter to 97,100 square metres.

•	Utilisation rate at the end of the quarter was 82%.

•	During the third quarter, Interxion completed the following major expansions:

•	1,100 sqm expansion in Frankfurt,

•	300 sqm expansion in Stockholm, and

•	400 sqm expansion in Zurich.

“Interxion delivered strong financial and operational results in the third quarter, with 18% revenue growth year-over-year, driven by 21% revenue growth in our Big 4 markets and 14% growth in the Rest of Europe,” said David Ruberg, Interxion’s Chief Executive Officer. “Strong and well diversified bookings in the quarter confirmed the value of our communities of interest and reflect the growing demand that we are experiencing across our European footprint and in our target segments. Consequently, we are increasing our full year revenue guidance and narrowing Adjusted EBITDA guidance to the top end of our previously announced range.”

Quarterly Review

Revenue in the third quarter of 2017 was €124.6 million, an 18% increase over the third quarter of 2016 and a 3% increase over the second quarter of 2017. Recurring revenue was €117.4 million, a 17% increase over the third quarter of 2016 and a 3% increase over the second quarter of 2017. Recurring revenue in the third quarter represented 94% of total revenue. On an organic constant currency5 basis, revenue in the third quarter of 2017 was 17% higher than in the third quarter of 2016 and 4% higher than in the second quarter of 2017.

Press Release, 1 November 2017

Cost of sales in the third quarter of 2017 was €49.6 million, a 22% increase over the third quarter of 2016 and a 4% increase over the second quarter of 2017.

Gross profit was €75.0 million in the third quarter of 2017, a 16% increase over the third quarter of 2016 and a 3% increase over the second quarter of 2017. Gross profit margin was 60.2% in the third quarter of 2017, compared with 61.3% in the third quarter of 2016 and 60.3% in the second quarter of 2017.

Sales and marketing costs in the third quarter of 2017 were €8.2 million, a 13% increase over the third quarter of 2016 and flat compared to the second quarter of 2017.

Other general and administrative costs, which exclude depreciation, amortisation, impairments, share-based payments and M&A transaction costs were €10.6 million in the third quarter of 2017, a 19% increase over the third quarter of 2016 and a 3% increase from the second quarter of 2017.

Depreciation, amortisation, and impairments in the third quarter of 2017 was €27.8 million, a 26% increase from the third quarter of 2016 and a 2% increase from the second quarter of 2017.

Operating income in the third quarter of 2017 was €25.0 million, an increase of 6% from the third quarter of 2016 and flat compared to the second quarter of 2017.

Net finance expense for the third quarter of 2017 was €10.8 million, a 26% increase over the third quarter of 2016 and a 1% decrease over the second quarter of 2017.

Income tax expense for the third quarter of 2017 was €4.1 million, a 9% decrease compared with the third quarter of 2016 and an 11% increase from the second quarter of 2017.

Net income was €10.1 million in the third quarter of 2017, a 4% decrease over the third quarter of 2016 and a 3% decrease from the second quarter of 2017.

Press Release, 1 November 2017

Adjusted net income was €10.7 million in the third quarter of 2017, a 24% increase over the third quarter of 2016 and a 5% increase from the second quarter of 2017.

Adjusted EBITDA for the third quarter of 2017 was €56.2 million, a 16% increase over the third quarter of 2016 and a 3% increase over the second quarter of 2017.

Adjusted EBITDA margin was 45.1% in the third quarter of 2017, compared with 45.9% in the third quarter of 2016 and 45.0% in the second quarter of 2017.

Net cash flows from operating activities were €32.5 million in the third quarter of 2017, compared with €23.2 million in the third quarter of 2016 and €35.7 million in the second quarter of 2017.

Cash generated from operations6, was €55.2 million in the third quarter of 2017, compared with €43.5 million in the third quarter of 2016 and €40.6 million in the second quarter of 2017.

Capital expenditures, including intangible assets, were €75.2 million in the third quarter of 2017, compared with €64.5 million in the third quarter of 2016 and €56.4 million in the second quarter of 2017.

Cash and cash equivalents were €38.2 million at 30 September 2017, compared with €115.9 million at year end 2016.

Total borrowings, net of deferred revolving facility financing fees, were €806.8 million at 30 September 2017, compared with €735.0 million at year end 2016.

All of the capacity metrics below do not include Interxion Science Park.

Equipped space at the end of the third quarter of 2017 was 118,900 square metres, compared with 107,800 square metres at the end of the third quarter of 2016 and 117,000 square metres at the end of the second quarter of 2017.

Revenue generating space at the end of the third quarter of 2017 was 97,100 square metres, compared with 84,100 square metres at the end of the third quarter of 2016 and 95,000 square metres at the end of the second quarter of 2017.

Press Release, 1 November 2017

Utilisation rate, the ratio of revenue-generating space to equipped space, was 82% at the end of the third quarter of 2017, compared with 78% at the end of the third quarter of 2016 and 81% at the end of the second quarter of 2017.

Land Purchase in Frankfurt; Expansion in Dublin and Zurich

Interxion today announced the expansion of its Frankfurt campus footprint and the further build out of its DUB3 and ZUR1 data centres.

In Frankfurt, Interxion has expanded its campus footprint by purchasing a parcel of land which can accommodate a data centre of over 7,000 square metres of equipped space. The capital expenditure associated with the Frankfurt land purchase is approximately €10 million.

In Dublin, Interxion will expand its DUB3 data centre by constructing an additional 1,200 square metres of equipped space and adding approximately 1 MW of customer available power. The additional 1,200 square metres of equipped space at DUB3 is scheduled to open in the third quarter of 2018. Capital expenditure associated with the incremental space and power for DUB3 is expected to be approximately €17 million.

In Zurich, Interxion will expand its ZUR1 data centre by constructing an additional 400 square meters of equipped space, which is scheduled to become operational in the first quarter of 2018. The capital expenditure associated with this expansion is expected to be approximately €2 million.

The anticipated 2017 capital expenditure associated with the Frankfurt land purchase and the two data centre expansions is included in the 2017 capital expenditure guidance provided by the Company today.

Press Release, 1 November 2017

Business Outlook

Interxion is updating its guidance for full year 2017, increasing its full year revenue guidance, narrowing Adjusted EBITDA guidance to the top end of its previously announced range, and reaffirming capital expenditures (including intangibles) guidance:

	Prior Guidance (in millions)	Revised Guidance (in millions)
Revenue	€468 – €483	€485 – €489
Adjusted EBITDA	€212 – €222	€220 – €222
Capital expenditures (including intangibles)	€250 – €270	€250 – €270

Capital expenditure guidance does not include €77.5 million for the acquisition of Interxion Science Park in 1Q 2017.

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. EDT (12:30 p.m. GMT, 1:30 p.m. CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is INXN. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 14 November 2017. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 94232527.

Press Release, 1 November 2017

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) EBITDA; (ii) Adjusted EBITDA; (iii) Recurring revenue; (iv) Revenue on an organic constant currency basis; (v) Adjusted net income; (vi) Adjusted basic earnings per share, (vii) Adjusted diluted earnings per share and (viii) Cash generated from operations.

Press Release, 1 November 2017

Other companies may present EBITDA, Adjusted EBITDA, Recurring revenue, Revenue on an organic constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

EBITDA, Adjusted EBITDA, Recurring revenue and Revenue on an organic constant currency basis

We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets.

We define Adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Share-based payments – primarily the fair value at the date of grant to employees of equity awards, are recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our on-going operating performance.

Press Release, 1 November 2017

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

We believe EBITDA and Adjusted EBITDA and Recurring revenue provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and Adjusted EBITDA facilitates comparisons between us and other data centre operators (including other data centre operators that are REITs) and other infrastructure based businesses. EBITDA and Adjusted EBITDA are also relevant measures used in the financial covenants of our €100.0 million revolving credit facility, our €100.0 million senior secured revolving facility and our 6.00% Senior Secured Notes due 2020.

A reconciliation from net income to EBITDA and from EBITDA to Adjusted EBITDA is provided in the tables attached to this press release. EBITDA, Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

Press Release, 1 November 2017

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting organic constant currency information for revenue provides useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of acquisitions and of currency exchange rates.

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the on-going operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•	Adjustments related to capitalised interest – under IFRS, we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

Press Release, 1 November 2017

In certain circumstances, we may also adjust for items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income (loss) prepared in accordance with IFRS is beneficial to a complete understanding of our performance. A reconciliation from reported net income to Adjusted net income is provided in the tables attached to this press release.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income.

Cash generated from operations

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believe that the exclusion of these items, provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

The company’s outlook for 2017 included in this press release, includes a range for expected Adjusted EBITDA, a non-IFRS financial measure, which excludes items that management believes are not representative of our operating performance. These items include, but are not limited to, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments related to terminated and unused data centre sites, and other significant items that currently cannot be predicted. The exact amount of these items is not currently determinable, but may be significant. Accordingly, the company is unable to provide equivalent reconciliations from the corresponding forward-looking IFRS measures to expected Adjusted EBITDA.

Press Release, 1 November 2017

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 48 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

This announcement contains inside information under Regulation (EU) 596/2014 (16 April 2014).

[1]	Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

[2]	Adjusted net income (or ‘Adjusted earnings’) and Adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this press release. Reconciliations of net income to Adjusted EBITDA and net income to Adjusted net income can be found in the financial tables later in this press release.

Press Release, 1 November 2017

[3]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

[4]	Equipped space and Revenue generating space (and other metrics derived from these measures) exclude Interxion Science Park, which was acquired on 24 February 2017.

[5]	We present organic constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of acquisitions and foreign currency rate fluctuations. For purposes of calculating Revenue on an organic constant currency basis, results from entities acquired during the current and comparison period are excluded. Also, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. The reconciliation of total revenue growth to total revenue growth on an organic constant currency basis, is as follows:

Three Months Ended 30 September 2017	Year-on-year	Sequential
Reported total revenue growth	18.4%	3.2%
Add back: impact of foreign currency translation	0.8%	0.6%
Reverse: impact of acquired ISP business	-1.8%	0.0%

Total revenue growth on an organic constant currency basis	17.4%	3.7%

Percentages may not add due to rounding

[6]	We define Cash generated from operations as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts.

Press Release, 1 November 2017

INTERXION HOLDING NV

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months ended
	Sep-30 2017	Sep-30 2016	Sep-30 2017	Sep-30 2016
Revenue	124,647	105,275	359,420	311,301
Cost of sales	(49,608)	(40,765)	(141,628)	(119,547)

Gross Profit	75,039	64,510	217,792	191,754
Other income	—	12	27	142
Sales and marketing costs	(8,247)	(7,293)	(24,458)	(22,301)
General and administrative costs	(41,766)	(33,619)	(118,947)	(99,572)

Operating income	25,026	23,610	74,414	70,023
Net finance expense	(10,833)	(8,628)	(32,040)	(26,756)

Profit or loss before income taxes	14,193	14,982	42,374	43,267
Income tax expense	(4,131)	(4,521)	(11,158)	(13,422)

Net income	10,062	10,461	31,216	29,845

Basic earnings per share (a): (€)	0.14	0.15	0.44	0.42
Diluted earnings per share (b): (€)	0.14	0.15	0.44	0.42

Number of shares outstanding at the end of the period (shares in thousands)	71,327	70,527	71,327	70,527
Weighted average number of shares for Basic EPS (shares in thousands)	71,195	70,528	71,004	70,286
Weighted average number of shares for Diluted EPS (shares in thousands)	71,891	71,463	71,701	71,188

	As at
Capacity metrics	Sep-30 2017	Sep-30 2016
Equipped space (in square meters) (c)	118,900	107,800
Revenue generating space (in square meters) (c)	97,100	84,100
Utilization rate	82%	78%

(a)	Basic earnings per share are calculated as net income divided by the weighted average number of shares for Basic EPS.
(b)	Diluted earnings per share are calculated as net income divided by the weighted average number of shares for Diluted EPS.
(c)	Equipped space and Revenue generating space (and other metrics derived from these measures) exclude Interxion Science Park, which was acquired on February 24, 2017.

Press Release, 1 November 2017

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: SEGMENT INFORMATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2017	2016	2017	2016
Consolidated

Recurring revenue	117,392	99,987	339,094	296,528
Non-recurring revenue	7,255	5,288	20,326	14,773

Revenue	124,647	105,275	359,420	311,301

Net income	10,062	10,461	31,216	29,845
Net income margin	8.1%	9.9%	8.7%	9.6%

Operating income	25,026	23,610	74,414	70,023
Operating income margin	20.1%	22.4%	20.7%	22.5%

Adjusted EBITDA	56,200	48,331	161,850	141,596

Gross profit margin	60.2%	61.3%	60.6%	61.6%
Adjusted EBITDA margin	45.1%	45.9%	45.0%	45.5%

Total assets	1,620,036	1,457,055	1,620,036	1,457,055
Total liabilities	1,034,037	921,269	1,034,037	921,269
Capital expenditure, including intangible assets(a)	(75,158)	(64,526)	(186,356)	(177,120)

France, Germany, the Netherlands, and the UK

Recurring revenue	76,554	63,809	220,736	189,847
Non-recurring revenue	4,279	3,073	12,348	8,958

Revenue	80,833	66,882	233,084	198,805
Operating income	24,186	21,937	72,956	65,993
Operating income margin	29.9%	32.8%	31.3%	33.2%

Adjusted EBITDA	43,414	36,776	126,697	109,969

Gross profit margin	61.0%	62.6%	61.6%	62.8%
Adjusted EBITDA margin	53.7%	55.0%	54.4%	55.3%

Total assets	1,156,329	949,085	1,156,329	949,085
Total liabilities	242,646	194,390	242,646	194,390
Capital expenditure, including intangible assets(a)	(51,593)	(43,489)	(127,412)	(123,873)

Rest of Europe

Recurring revenue	40,838	36,178	118,358	106,681
Non-recurring revenue	2,976	2,215	7,978	5,815

Revenue	43,814	38,393	126,336	112,496

Operating income	18,315	15,974	51,467	46,325
Operating income margin	41.8%	41.6%	40.7%	41.2%

Adjusted EBITDA	25,914	22,366	73,610	65,455

Gross profit margin	65.8%	65.2%	65.9%	65.9%

Adjusted EBITDA margin	59.1%	58.3%	58.3%	58.2%

Total assets	388,447	348,314	388,447	348,314
Total liabilities	79,875	77,799	79,875	77,799
Capital expenditure, including intangible assets(a)	(21,243)	(18,514)	(51,095)	(45,185)

Corporate and other

Operating income	(17,475)	(14,301)	(50,009)	(42,295)

Adjusted EBITDA	(13,128)	(10,811)	(38,457)	(33,828)

Total assets	75,260	159,656	75,260	159,656
Total liabilities	711,516	649,080	711,516	649,080
Capital expenditure, including intangible assets(a)	(2,322)	(2,523)	(7,849)	(8,062)

(a)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the condensed consolidated statements of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 1 November 2017

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2017	2016	2017	2016
Reconciliation to Adjusted EBITDA

Consolidated

Net income	10,062	10,461	31,216	29,845
Income tax expense	4,131	4,521	11,158	13,422

Profit before taxation	14,193	14,982	42,374	43,267
Net finance expense	10,833	8,628	32,040	26,756

Operating income	25,026	23,610	74,414	70,023
Depreciation, amortisation and impairments	27,790	22,094	79,183	65,592

EBITDA(1)	52,816	45,704	153,597	135,615
Share-based payments	1,751	1,752	5,319	4,515
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	1,633	887	2,961	1,608
Items related to terminated or unused data centre sites:
Items related to sub-leases on unused data centre sites(3)	—	(12)	(27)	(142)

Adjusted EBITDA(1)	56,200	48,331	161,850	141,596

France, Germany, the Netherlands, and the UK

Operating income	24,186	21,937	72,956	65,993
Depreciation, amortisation and impairments	18,788	14,782	52,783	43,617

EBITDA(1)	42,974	36,719	125,739	109,610
Share-based payments	440	69	985	501
Items related to terminated or unused data centre sites:
Items related to sub-leases on unused data centre sites(3)	—	(12)	(27)	(142)

Adjusted EBITDA(1)	43,414	36,776	126,697	109,969

Rest of Europe

Operating income	18,315	15,974	51,467	46,325
Depreciation, amortisation and impairments	7,475	6,288	21,819	18,818

EBITDA(1)	25,790	22,262	73,286	65,143
Share-based payments	124	104	324	312

Adjusted EBITDA(1)	25,914	22,366	73,610	65,455

Corporate and Other

Operating income	(17,475)	(14,301)	(50,009)	(42,295)
Depreciation, amortisation and impairments	1,527	1,024	4,581	3,157

EBITDA(1)	(15,948)	(13,277)	(45,428)	(39,138)
Share-based payments	1,187	1,579	4,010	3,702
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	1,633	887	2,961	1,608

Adjusted EBITDA(1)	(13,128)	(10,811)	(38,457)	(33,828)

(1)	“EBITDA” and “Adjusted EBITDA” are non-IFRS financial measures. See “Non-IFRS Financial Measures” for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on the use of these supplemental measures.
(2)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.
(3)	“Items related to sub-leases on unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as ‘Other income’.

Press Release, 1 November 2017

INTERXION HOLDING NV

CONDENSED CONSOLIDATED BALANCE SHEET

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Sep-30	Dec-31
	2017	2016
Non-current assets
Property, plant and equipment	1,277,166	1,156,031
Intangible assets	59,448	28,694
Goodwill	38,900	—
Deferred tax assets	25,751	20,370
Other investments	3,246	1,942
Other non-current assets	14,461	11,914

	1,418,972	1,218,951
Current assets
Trade receivables and other current assets	162,860	147,821
Cash and cash equivalents	38,204	115,893

	201,064	263,714

Total assets	1,620,036	1,482,665

Shareholders’ equity
Share capital	7,132	7,060
Share premium	530,315	519,604
Foreign currency translation reserve	5,163	9,988
Hedging reserve, net of tax	(187)	(243)
Accumulated profit	43,576	12,360

	585,999	548,769
Non-current liabilities
Other non-current liabilities	14,659	11,718
Deferred tax liabilities	21,985	9,628
Borrowings	716,749	723,975

	753,393	745,321
Current liabilities
Trade payables and other current liabilities	183,170	171,399
Income tax liabilities	7,165	5,694
Borrowings	90,309	11,482

	280,644	188,575

Total liabilities	1,034,037	933,896

Total liabilities and shareholders’ equity	1,620,036	1,482,665

Press Release, 1 November 2017

INTERXION HOLDING NV

NOTES TO THE CONDENSED CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Sep-30	Dec-31
	2017	2016
Borrowings net of cash and cash equivalents

Cash and cash equivalents	38,204	115,893

6.00% Senior Secured Notes due 2020(a)	628,437	629,327
Mortgages	52,541	54,412
Financial leases	51,280	51,718
Other borrowings(b)	74,800	—

Borrowings excluding Revolving Facility deferred financing costs	807,058	735,457

Revolving Facility deferred financing costs(c)	(290)	(426)

Total borrowings	806,768	735,031

Borrowings net of cash and cash equivalents	768,564	619,138

(a)	€625 million 6.00% Senior Secured Notes due 2020 include a premium on the additional issuance and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(b)	On 28 July 2017, we amended the terms of our €75.0 million senior secured revolving facility agreement dated 9 March 2017 to increase the amount available under the facility to €100.0 million and to add a second extension option enabling us to extend the maturity of this credit facility to 31 December 2018. Also, on 31 July 2017, we extended the maturity of our €100.0 million senior multicurrency revolving facility agreement dated 17 June 2013 from 3 July 2018 to 31 December 2018.
(c)	Deferred financing costs of €0.3 million as of 30 September 2017 were incurred in connection with the €100 million revolving facility.

Press Release, 1 November 2017

INTERXION HOLDING NV

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2017	2016(b)	2017	2016(b)
Net income	10,062	10,461	31,216	29,845
Depreciation, amortisation and impairments	27,790	22,094	79,183	65,592
Provision for onerous lease contracts	—	(261)	—	(1,532)
Share-based payments	1,443	1,845	4,012	4,403
Net finance expense	10,833	8,628	32,040	26,756
Income tax expense	4,131	4,521	11,158	13,422

	54,259	47,288	157,609	138,486
Movements in trade receivables and other assets	(266)	(4,956)	(13,654)	(3,646)
Movements in trade payables and other liabilities	1,212	1,135	14,793	(1,623)

Cash generated from / (used in) operations	55,205	43,467	158,748	133,217
Interest and fees paid(a)	(19,476)	(18,357)	(40,389)	(33,779)
Interest received	193	44	140	69
Income tax paid	(3,439)	(1,948)	(8,744)	(5,486)

Net cash flows from / (used in) operating activities	32,483	23,206	109,755	94,021
Cash flows from / (used in) investing activities
Purchase of property plant and equipment	(73,708)	(61,041)	(180,030)	(169,217)
Financial investments - deposits	30	416	(336)	1,164
Acquisition Interxion Science Park B.V.	—	—	(77,517)	—
Purchase of intangible assets	(1,450)	(3,485)	(6,326)	(7,903)
Loans provided	—	(1,942)	(1,341)	(1,942)
Proceeds from sale of financial asset	—	281	—	281

Net cash flows from / (used in) investing activities	(75,128)	(65,771)	(265,550)	(177,617)
Cash flows from / (used in) financing activities
Proceeds from exercised options	2,682	44	6,771	6,220
Proceeds from mortgages	—	—	—	14,625
Repayment of mortgages	(624)	(548)	(2,045)	(1,816)
Proceeds from revolving credit facilities	30,000	—	104,775	—
Repayment Revolving facilities	—	—	(30,000)	—
Proceeds Senior secured notes at 6%	—	—	—	155,346
Interest received at issue of additional notes	—	—	—	2,225

Net cash flows from / (used in) financing activities	32,058	(504)	79,501	176,600
Effect of exchange rate changes on cash	(452)	(187)	(1,395)	(592)

Net increase / (decrease) in cash and cash equivalents	(11,039)	(43,256)	(77,689)	92,412
Cash and cash equivalents, beginning of period	49,243	189,354	115,893	53,686

Cash and cash equivalents, end of period	38,204	146,098	38,204	146,098

(a)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.
(b)	The collaterized cash has been reclassified from “Cash and cash equivalents” to “Other current assets” and “Other non-current assets”. The impact on the consolidated statement of cash flows has been presented in investing cash flows. Comparative figures have been adjusted accordingly.

Press Release, 1 November 2017

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET INCOME RECONCILIATION

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months ended
	Sep-30 2017	Sep-30 2016	Sep-30 2017	Sep-30 2016
Net income - as reported	10,062	10,461	31,216	29,845
Add back
+ M&A transaction costs	1,633	887	2,961	1,608

	1,633	887	2,961	1,608
Reverse
- Profit on sale of financial asset	—	(281)	—	(281)
- Adjustment of financial lease obligation	—	(1,410)	—	(1,410)
- Interest capitalised	(840)	(1,255)	(2,605)	(2,421)

	(840)	(2,946)	(2,605)	(4,112)
Tax effect of above add backs & reversals	(198)	162	(89)	274

Adjusted net income	10,657	8,564	31,483	27,615

Reported basic EPS: (€)	0.14	0.15	0.44	0.42
Reported diluted EPS: (€)	0.14	0.15	0.44	0.42
Adjusted basic EPS: (€)	0.15	0.12	0.44	0.39
Adjusted diluted EPS: (€)	0.15	0.12	0.44	0.39

Press Release, 1 November 2017

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 1 November 2017

with Target Open Dates after 1 July 2017

		CAPEX (a)(b)	Equipped Space (a)
Market	Project	(€ million)	(sqm)	Target Opening Dates
Dublin	DUB3: Phases 3 - 4	17	1,200	3Q 2018
Frankfurt	FRA11: Phases 1 - 4 New Build	95	4,800	4Q 2017 - 2Q 2018 (c)
Frankfurt	FRA12: New Build	19	1,100	3Q 2017
Frankfurt	FRA13: Phases 1 - 2 New Build	90	4,900	4Q 2018 - 1Q 2019 (d)
London	LON3: New Build	35	1,800	3Q 2018
Marseille	MRS2: Phases 1 - 2 New Build	76	4,300	3Q 2017 - 4Q 2018(e)
Stockholm	STO5: Phase 1 New Build	11	600	3Q 2017 - 4Q 2017 (f)
Vienna	VIE2: Phases 7 - 8	45	2,300	4Q 2017 -3Q 2018(g)
Zurich	ZUR1: Phase 3 (cont.) - 4	3	800	3Q17 - 1Q 2018 (h)
Total		€391	21,800

(a)	CAPEX and Equipped space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted. Totals may not add due to rounding.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	FRA11: Phases 1 and 2 (1,200 square metres each) are scheduled to become operational in 4Q 2017; phases 3 & 4 (1,200 square metres each) are scheduled to become operational in 2Q 2018.
(d)	FRA13: Phase 1 (2,300 square metres) is scheduled to become operational in 4Q 2018; phase 2 (2,600 square metres) is scheduled to become operational in 1Q 2019.
(e)	MRS2: 100 sqm became operational in 3Q 2017. 700 square metres is scheduled to become operational in 2Q 2018; 1,900 square metres is scheduled to become operational in 4Q 2018. Further phases have not yet been announced.
(f)	STO5: 300 sqm became operational in 3Q 2017; 300 sqm is scheduled to become operational in 4Q 2017.
(g)	VIE2: 300 square metres is scheduled to become operational in 4Q 2017; 700 square metres is scheduled to become operational in 2Q 2018; 600 square metres is scheduled to become operational in 3Q 2018. Further phases have not yet been announced.
(h)	ZUR1: 400 square metres became operational in 3Q 2017; 400 square metres is scheduled to become operational in 1Q 2018.